Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION UPDATES IMPACT OF
WILDFIRES IN NORTHERN ALBERTA AND FLOODING IN EASTERN PLAINS

Calgary, May 16, 2011 - (TSX - PWT; NYSE - PWE) Penn West Exploration ("Penn West") is experiencing operations and production interruptions due to wildfires in north-central Alberta in the Slave Lake area and flooding in southern Manitoba and Saskatchewan.

There are significant wildfires burning in north-central Alberta impacting the producing areas of Peace River, Red Earth, Otter, Sawn Lake, Swan Hills, and Mitsue as well as smaller producing areas.  Penn West is working with provincial government and local authorities in the Slave Lake area to reduce the risk associated with our producing oil and natural gas fields in the area of the wildfires.  We are monitoring the spread of the fire and the potential for additional production shut-ins.  Our operating staff and their families have been safely evacuated and Penn West is coordinating with Emergency Measures Alberta, Alberta Sustainable Resources Development, law enforcement and municipal authorities to review next-steps and evaluate developments as they occur.  We are actively working with local communities to provide immediate support to our staff, their families and affected communities.

These wildfires have resulted in the temporary suspension of drilling and completions activity in the South Swan Hills and Red Earth / Otter areas.  Activity will resume once access roads and sites are deemed safe for crews to restore operations.

Additionally, severe spring flooding in southern Manitoba and in portions of southern Saskatchewan has resulted in production shut-ins.  We anticipate these interruptions to continue until flooding has subsided in the affected areas.

These temporary shut-ins have impacted Penn West’s daily production by approximately 20 percent (35,000 - 40,000 boe per day).  Additional information will be released as it becomes available.

Penn West common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com